FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 001-10220

REPSOL YPF, S.A.
(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278
28046 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item

1.	Official Notice dated February 9th, 2011

Official Notice

Chief Financial Officer	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 34 917 538 100 34 917 538 000 Fax 34 913 489 494 www.repsol.com

Madrid, February 9th, 2011

Repsol YPF’s Board of Directors resolved to delist its ADSs from the New York Stock Exchange (NYSE) and terminate the registration of the ordinary shares and ADSs with the U.S. Securities and Exchange Commission (SEC) under the U.S. Securities Exchange Act of 1934, as amended (the 1934 Act) after the completion of all required legal steps.

Repsol YPF’s Board of Directors made the decision based on its assessment of, among other factors, the relatively low trading volume of its securities in the United States (due to, among other factors, the markets development, the capital flows deregulation and the introduction of the euro), the availability of appropriate protection for its shareholders and for the investor community offered by the current Spanish legal regime and the European Union regulated markets regulation and supervision framework, and the savings in costs and administrative efforts that would result from the termination of certain information reporting obligations pursuant to the 1934 Act.

Repsol YPF intends to delist the ADSs by filing a Form 25 with the SEC on or about February 22nd, 2011 and expects that the last day of trading of the ADSs on the NYSE will be March 4th, 2011. Repsol YPF intends to maintain its American Depositary Receipt facility and after this date, Repsol YPF’s ADSs will continue to be traded on the over-the-counter market. Repsol YPF intends to terminate its reporting obligations and deregister with the SEC by filing Form 15F as soon as possible thereafter.

Repsol YPF reserves the right, for any reason, to delay these filings or to withdraw them prior to their effectiveness, and to otherwise change its plans with respect to the delisting, deregistration and termination of reporting requirements.

Repsol YPF’s ordinary shares will continue to trade on its primary trading market (the Automated Quotation System of the Spanish Stock Exchanges and all the Spanish Stock Exchanges) and on the Buenos Aires Stock Exchange in Argentina. Therefore, the Company will continue to be subject to the Spanish and Argentine reporting, transparency and corporate governance obligations and to Spanish accounting standards. The Group will also continue to use the guidelines and framework of the SEC definition for proved reserves to report its proved oil and gas reserves. The information required to be made available pursuant to Rule 12g3-2(b) under the 1934 Act will be made available in English on Repsol YPF’s website at www.repsol.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date:	February 9th, 2011	By:	/s/ Miguel Ángel Devesa
			Name:	Miguel Ángel Devesa
			Title:	Chief Financial Officer